UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number : 02-20584

ABIOMED Retirement Savings Plan

(Full title of the Plan)

ABIOMED, Inc.

(Name of Issuer of the securities held pursuant to the Plan)

22 Cherry Hill Drive, Danvers, Massachusetts 01923

(Address of principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of

the ABIOMED Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of ABIOMED Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

FORMAN CONKLIN DOHERTY & FARRAR, P.C.

Danvers, Massachusetts
June 8, 2007

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006		2005
ASSETS
Interest bearing cash (including money market accounts):
Fidelity Prime Fund	$1,290,211		$1,134,133
Interest bearing cash	54,926		39,865

Total interest bearing cash	1,345,137		1,173,998

Investments:
At fair value:
Shares of registered investment companies:
Fidelity Advisor Intermediate Bond Fund	$—		$923,656	*
Fidelity Advisor Equity Income Fund	1,831,242	*	1,426,467	*
Fidelity Advisor Dividend Growth Fund	—		1,153,673	*
Fidelity Advisor Equity Growth Fund	—		2,567,740	*
Fidelity Advisor International Diversified Fund	2,250,926	*	1,400,327	*
Fidelity Advisor Mid-Cap Fund	—		665,857	*
American Century Equity Growth Fund	1,742,806	*	—
American Century Heritage Fund	825,636	*	—
Alliance Bernstein Growth Advisor Fund	2,682,050	*	—
Fidelity Advisor Leveraged Company Stock Fund	776,579	*	—
Fidelity Advisor Short Fixed Income Fund	1,230,059	*	—
Other Mutual Funds	1,556,968		2,706,143

Total shares of registered investment companies	12,896,266		10,843,863

Employer Securities
ABIOMED, Inc. Common Stock Fund	1,022,939		698,697
Receivables:
Participant notes receivable	131,346		148,328
Employer’s match contribution	244,158		233,761
Interest income receivable	—		34

Total receivables	375,504		382,123

TOTAL ASSETS	$15,639,846		$13,098,681

NET ASSETS AVAILABLE FOR BENEFITS	$15,639,846		$13,098,681

*	Represents 5% or more of Assets Available for Benefits.

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Net appreciation of investments:
Mutual funds	$135,407	$326,503
ABIOMED, Inc. Common Stock Fund	313,674	(324,627)

Total net appreciation of investments	449,081	1,876

Dividends, interest and realized capital gains and losses, net
Mutual funds and common collective trust	1,135,307	501,660
ABIOMED, Inc. Common Stock Fund	63,111	(39,967)

Total dividends, interest and realized
Capital gains and losses, net	1,198,418	461,693

Contributions:
Employer contributions	477,919	475,921
Participant contributions and rollovers from other qualified plans	1,574,018	1,471,931

Total contributions	2,051,937	1,947,852

Total net additions	3,699,436	2,411,421

DEDUCTIONS:
Benefits paid to participants	902,788	2,205,153
Administrative fees for loans	21,722	1,876
Interfund transfers	233,761	242,129
Defaulted loans	—	2,766

Total deductions	1,158,271	2,451,924

Total increase (decrease)	2,541,165	(40,503)

Assets available for benefits:
Beginning of year	13,098,681	13,139,184

End of year	$15,639,846	$13,098,681

The accompanying notes are an integral part of these financial statements.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the ABIOMED Retirement Savings Plan (401(k) Plan) (the “Plan”) provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering all eligible U.S. employees of ABIOMED, Inc. (the “Company” or “Plan Administrator”) that are age twenty or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration. ABIOMED, Inc. is the Plan Administrator and has assigned responsibility for the operation and administration of the Plan to the Corporate Retirement Committee (the “Committee”) members to which are formally appointed by the Company’s Chief Executive Officer. Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper for the Plan.

Contributions.

Employee: The Plan permits participants to defer annually up to 60% of eligible compensation provided their total annual elective deferral does not exceed the annual limitation ($15,000 for the 2006 plan year). The Economic Growth and Tax Relief Reconciliation Act of 2001 provides that participants who were projected to be age 50 or older by the end of 2006 and who were making deferral contributions to the plan were also eligible to make an additional catch-up contribution of up to $5,000. This catch-up contribution will increase to $5,500 in 2007, and thereafter will be indexed in annual $500 increments. The amount of deferred compensation is treated as a salary reduction and is not subject to income tax until withdrawn from the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans.

Employer: All employer contributions are subject to certain limitations. To be a qualified participant eligible to receive employer matching or profit sharing contributions for a Plan Year, an employee must be credited with 501 hours of service in the Plan Year and be an employee on the last day of the Plan Year, or retire, die, or become disabled during the Plan Year.

The Company contributes a matching contribution on behalf of an eligible participant for up to 50% of the first $3,000 of salary contributed by the participant during a plan year. The maximum matching contribution in any plan year is therefore $1,500.

Additional profit sharing contributions may be made at the discretion of the Company’s Board of Directors. Forfeitures of profit sharing contributions by participants who leave employment prior to becoming fully vested are reallocated as additional profit sharing contributions to other eligible participants. For the plan years ended December 31, 2006 and December 31, 2005, no additional profit sharing contributions were awarded to participants. At December 31, 2006 and December 31, 2005, the balance of forfeitures not yet allocated to participant accounts totaled $70,190 and $74,494, respectively.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in: 1) their contributions, including rollover contributions from another employer’s qualified retirement plan, 2) employer matching contributions, and 3) actual earnings from any of these contributions. Vesting in the Company’s discretionary profit sharing contribution portion of participant accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service as shown below.

Years of Service	Vested Percentage
Less than 3 years	0%
3 years but less than 4	20%
4 years but less than 5	55%
5 years but less than 6	70%
6 years but less than 7	85%
7 years or more	100%

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Investment Options. As of December 31, 2006, twenty one different fund options were available to participants providing a wide choice of investment goals and strategies. Descriptions of these funds as well as the funds available as of December 31, 2005 are provided below. These descriptions are cursory and plan participants are encouraged to read the more detailed prospectus of any investment option prior to making investment decisions.

Fidelity Advisor Intermediate Bond Fund. This fund seeks to provide a high rate of income. In addition, the fund may seek capital appreciation when consistent with this primary objective. The fund’s assets include investment-grade debt securities of all types and repurchase agreements for those securities.

AIM Basic Value Fund. This fund seeks long-term growth of capital by investing primarily in equity securities of U.S. companies that are believed to be undervalued in relation to long-term earning power or other factors.

Black Rock Mid-Cap Value Fund. This fund seeks to provide long-term capital appreciation by primarily investing in equity securities issued by U.S. mid-capitalization companies.

Evergreen Special Values Fund. This fund seeks to provide growth of capital primarily through investments in common stocks of small U.S. companies that are, in the opinion of the fund’s manager, undervalued according to various financial measurements.

Fidelity Advisor Dividend Growth Fund. This fund invests primarily in common stocks of companies that pay dividends or that the fund managers believe have the potential to pay dividends in the future. The fund invests its assets in ‘growth’ stocks or ‘value’ stocks or both, and may invest in securities of foreign and domestic issuers.

Fidelity Advisor Freedom Class Family of Funds. These funds seek to provide high total return with a secondary objective of principal preservation as the funds approach their target dates. The funds invest in a combination of Fidelity equity, fixed income, and money market funds (underlying Fidelity Funds) and allocate their assets according to an appropriate asset allocation strategy based on the investment time horizon of each fund’s target date.

Fidelity Advisor Mid-Cap Fund. This fund seeks to provide long-term growth of capital by primarily investing in common stocks of companies with medium market capitalizations. The fund invests in domestic and foreign issuers that are believed to be either ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Advisor Equity Growth Fund. This fund invests primarily in attractively priced stocks of companies that it believes have above-average growth potential.

Fidelity Advisor Large-Cap Fund. This fund focuses on quality companies that have large market capitalizations and may include investments in ‘growth’ stocks and ‘value’ stocks, or a combination of both.

Evergreen International Growth Fund. This fund seeks primarily to achieve long-term growth of capital and secondarily modest income by investing primarily in equity securities issued by established, quality non-U.S. companies located in countries with developed markets.

Victory Diversified Stock Fund. This fund seeks to provide long-term capital growth by investing primarily in equity securities and securities convertible into common stock traded on U.S. exchanges and issued by large, established companies. The fund seeks to invest in both ‘growth’ and ‘value’ securities that it believes are intrinsically worth more than their market value. This fund was added to the investment options on March 1, 2005.

Fidelity Prime Fund. This fund invests in U.S. dollar-denominated money market securities of domestic and foreign issuers, rated in the highest category by at least two nationally recognized rating services, U.S. government securities, and repurchase agreements. Stability of principal and liquidity are among the primary goals of the fund.

Fidelity Advisor Diversified International Fund. This fund seeks capital growth. The fund primarily invests in common stocks of companies outside the United States. It invests across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

American Century Equity Growth Investor Fund. This fund seeks capital appreciation. The fund invests at least 80% of the fund’s assets in equity securities. The managers select from the 1,500 largest publicly traded companies in the United States ranked by them. It means to provide better returns than its benchmark, the S&P 500 index.

American Century Heritage Investor Fund. This fund seeks long-term capital growth. The fund primarily invests in companies with earnings and revenues that are growing at an accelerating pace. It normally invests in companies that are medium-sized or smaller at the time of purchase, although it may purchase companies of any size. The fund typically invests in common stocks, but can purchase other types of securities such as preferred stocks, non-leveraged stock index futures contracts and options, and debt securities.

Alliance Bernstein Growth Advisor Fund. This fund seeks long-term growth of capital. The fund invests primarily in equity securities of high quality companies with favorable earnings outlooks whose long-term growth rates are expected to exceed that of the U.S. economy over time. It selects investments from a universe of more than 500 covered securities. Normally, the fund invests in approximately 45 to 70 companies with an emphasis on large- and mid-capitalization companies.

MainStay Small Cap Fund. This fund seeks total return. The fund normally invests at least 80% of assets in common and preferred combination of income stock of companies. It invests primarily in small capitalization stocks that NYLIM, the fund’s manager, determines are value stocks. The fund may lend portfolio securities in an amount up to 20% of the value of the fund’s total assets and may invest in common stock, other equity securities and in equity-related securities, and debt securities convertible into common stock.

Fidelity Advisor Equity Income Fund. This fund seeks a yield from dividend and interest income which exceeds the composite dividend yield on securities comprising the S&P 500 index. The fund normally invests at least 80% of assets in equity securities issued by domestic and foreign issuers, which tend to lead to investment in large cap “value” stocks. It will consider the potential for achieving capital appreciation, consistent with the primary objective of obtaining dividend and interest income. The fund may also invest in lower-quality debt securities.

Fidelity Advisor Leveraged Company Stock Fund. This fund seeks capital appreciation. The fund invests at least 80% of assets in stock issued by both domestic and foreign issuers. It normally invests in common stocks of leveraged companies (companies that issue lower-quality debt and other companies with leveraged capital structures). The fund typically invests in either “growth” stocks or “value” stocks or both.

Fidelity Advisor Technology Fund. This fund seeks capital appreciation. The fund normally invests at least 80% of assets in companies that have or will develop products, processes, or services that will provide or benefit from technological advances and improvements. The advisor emphasizes companies in areas such as semiconductors, computer, communications, healthcare, and biotechnology. It is nondiversified.

Fidelity Advisor Small-Cap Fund. This fund seeks long-term growth of capital. The fund normally invests at least 80% of assets in equity securities issued by companies with small market capitalizations. These companies generally have market capitalizations that fall within the range of the Russell 2000 index or the Standard & Poor’s SmallCap 600 index. It may invest in domestic and foreign issuers, as well as growth stocks, value stocks, or both.

Fidelity Advisor Short Fixed-Income Fund. This fund seeks current income, consistent with preservation of capital. The fund normally invests at least 80% of assets in investment-grade securities of all types and repurchase agreements for those securities. It normally maintains a dollar-weighted average maturity of three years or less.

Fidelity Advisor Stable Value Portfolio Fund. This fund seeks to preserve investment capital while earning interest income. The fund invests in investment contracts issued by insurance companies and other financial institutions, and in fixed-income securities which may include U.S. Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities, and bond funds.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (continued)

Fidelity Advisor Freedom 2010 Fund. This fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond. The fund normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2010.

Fidelity Advisor Freedom 2020 Fund. This fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2020. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2020.

Fidelity Advisor Freedom 2030 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2030. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2030.

Fidelity Advisor Freedom 2040 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2040. It normally invests in a combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds, approximately five to ten years after the year 2040.

Fidelity Advisor Freedom 2015 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2015. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2015.

Fidelity Advisor Freedom 2025 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2025. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2025.

Fidelity Advisor Freedom 2035 Fund. The fund seeks high total return with a secondary objective of principal preservation. The fund primarily invests in a combination of Fidelity equity, fixed-income, and money market, short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2035. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 40% in investment-grade fixed-income funds, and 40% in money market/short-term funds, approximately five to ten years after the year 2035.

ABIOMED Common Stock Fund. The objective of this fund is to invest in ABIOMED, Inc. common stock. The fund has been set up as a “unitized” fund that provides participants with the benefit of being invested in company stock while also allowing for daily trading similar to a mutual fund. A unitized stock fund is comprised of the underlying company stock (generally 96-99% of the fund balance) and a short-term cash component (generally 1-4% of the fund balance) that provides the liquidity necessary for daily trading.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Participant Loans. Participants may borrow from their fund accounts a maximum principal amount of $50,000 or 50% of their vested balances, whichever is less. The minimum principal amount of any loan is $1,000. Loans must be repaid over a period of no more than five years, unless used to acquire a principal residence, in which case the maximum repayment period is ten years. Participants borrowing from their vested account balances are required to sign promissory notes pledging up to half the value of their vested account balances. These notes bear interest at a fixed rate determined by the Plan Administrator based on prevailing interest rates charged by persons in the business of lending money for loans, which would be made under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions. Participant loans are accounted for separately within the participant’s account. As of December 31, 2006 and December 31, 2005, the balance in participant loans outstanding was $131,346 and $148,328, respectively. These loans are shown as participant notes receivable in the accompanying Statement of Net Assets Available for Benefits.

Payment of Benefits. On termination of service due to retirement, disability or death, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or a series of cash payments in substantially equal installments over a period of time as provided in the Plan Agreement. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

A hardship withdrawal from a participant’s account may be permitted while a participant is still actively employed if the participant has a financial hardship for which funds are not reasonably available from other resources of the participant. For purposes of the Plan, financial hardship may include uninsured medical expenses, the purchase of a primary residence, and payment of the next 12 months of post-secondary education or to prevent the loss of a participant’s primary residence. All hardship withdrawal requests are subject to approval of the Plan Administrator. A withdrawal of all or a portion of any rollover contributions in the Plan, along with any pre-tax earnings on those contributions, is allowed for any reason upon request while the participant is still actively employed.

Transfers Between Funds. A participant may elect to transfer all or a portion of his or her account balance to one or more of the active funds described above on a daily basis.

Rollover Contributions. The Plan is set up to accept rollover contributions from other qualified pension, profit sharing or 401(k) plans in which the participants have participated. Rollover contributions shall be credited to the participants’ accounts and may be invested in any manner authorized under the provisions of the Plan.

Basis of Accounting. The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value, which is based on net asset value of shares at the end of the year for mutual funds. Shares of ABIOMED, Inc. common stock held by the ABIOMED, Inc. Common Stock Fund are stated at their fair market price as reported by the Nasdaq National Market as of the close of the Plan Year. The participant notes receivable are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits. Benefits are recorded when paid.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INVESTMENT CONTRACT WITH FIDELITY MANAGEMENT TRUST COMPANY

Fidelity serves as the trustee and recordkeeper for the Plan, and the Plan Administrator adopted a Fidelity prototype plan.

On December 31, 2006, the reported balances of funds held by Fidelity were as follows:

Fair Market Value At December 31, 2006
Fidelity Prime Fund	$1,290,211
Fidelity Advisor Diversified International Fund	2,250,926
American Century Equity Growth Investor Fund	1,742,806
American Century Heritage Investor Fund	825,636
Alliance Bernstein Growth Advisor Fund	2,682,050
Mainstay Small Cap Fund	757,952
Fidelity Advisor Equity Income Fund	1,831,242
Fidelity Advisor Leveraged Company Stock Fund	776,579
Fidelity Advisor Technology Fund	21,600
Fidelity Advisor Small-Cap Fund	408,287
Fidelity Advisor Short Fixed-Income Fund	1,230,059
Fidelity Advisor Stable Value Portfolio Fund	77,414
Fidelity Advisor Freedom 2010 Fund	5,337
Fidelity Advisor Freedom 2020 Fund	1,294
Fidelity Advisor Freedom 2030 Fund	5,772
Fidelity Advisor Freedom 2040 Fund	29,153
Fidelity Advisor Freedom 2015 Fund	112,182
Fidelity Advisor Freedom 2025 Fund	136,969
Fidelity Advisor Freedom 2035 Fund	1,008
ABIOMED, Inc. Common Stock Fund	1,022,939
Interest Bearing Cash	54,926

Total	$15,264,342

Fidelity maintains contributions in pooled separate accounts. The accounts are credited with the actual earnings on the underlying investments and charged for Plan withdrawals. With the exception of administrative fees charged by Fidelity for new participant loans, the Company absorbs all Plan expenses.

NOTE 4 – INFORMATION PREPARED AND CERTIFIED BY TRUSTEE

The following information included in the accompanying financial statements was obtained from data that has been prepared and certified to as complete and accurate by the trustee.

	2006	2005
Investments, at fair value:
Money Market & Cash Funds	$1,345,137	$1,173,998
Mutual Funds	12,896,266	10,843,863
Stock Funds	1,022,939	698,697
Investment income	1,647,499	463,569

NOTE 5 – RISKS AND UNCERTAINTIES

The Plan provides for investment options in various mutual funds plus an option to invest in a fund whose predominant investment is shares of ABIOMED, Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

ABIOMED RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – PARTIES-IN-INTEREST

Fidelity Management & Research Company manages a number of mutual funds available to plan participants subsequent to the Plan conversion from Putnam to Fidelity. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions with any of the Fidelity Advisor mutual funds also qualify as party-in-interest transactions. The ABIOMED Common Stock Fund primarily invests in the common stock of ABIOMED, Inc. as described in Note 1. ABIOMED is the Administrator of the Plan and pays all of the Plan’s fees. Fees paid for trustee and administrative services amounted to $40,635 and $42,797 for the years ended December 31, 2006 and 2005, respectively.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 8 – TAX STATUS

The Plan Administrator adopted and amended a Fidelity prototype plan and has received an opinion letter from the IRS that indicates that the prototype plan is qualified under Code Section 401 of the IRC.

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

2006
Net assets available for benefits per the financial statements	$15,639,846
Contributions receivable: Employer	(244,158)
Net assets available for benefits per the Form 5500	$15,395,688

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

2006
Net assets available for benefits per the financial statements	$244,158
Add: Contributions receivable at December 31, 2005	233,761
Less: Contributions receivable at December 31, 2006	(244,158)
Contributions received by the participants and the employer per Form 5500	$233,761

NOTE 10 – SUBSEQUENT EVENTS

In June 2007, the Plan Administrator allocated the December 31, 2006 forfeiture balance of $49,377 in accordance with the provisions of the Plan.

The following funds were added to the Plan and made available to participants during 2007. The descriptions for these funds are cursory and plan participants are encouraged to read the more detailed prospectus of any investment option prior to making investment decisions.

Fidelity Freedom 2045. The investment seeks high total return; capital appreciation is a secondary objective. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2045. It normally invests in combination of Fidelity equity, fixed-income, and money market/short–term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2045).

Fidelity Freedom 2050. The investment seeks high total return; capital appreciation is a secondary objective. The fund uses a moderate asset allocation strategy designed for investors expecting to retire around the year 2050. It normally invests in combination of Fidelity equity, fixed-income, and money market/short-term funds. It uses an asset allocation strategy that becomes increasingly conservative until it reaches 20% in domestic equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term funds (approximately 10 to 15 years after the year 2050).

ABIOMED RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

EIN: 04-2743260

PLAN NUMBER: 001

(a) (b) Identity of issuer, borrower, lessor or similar party	Description	(d) Cost	(e) Current Value
ABIOMED Stock Fund	Common Stock Fund	**	$1,022,939
Fidelity Prime Fund	Mutual Fund	**	1,290,211
Fidelity Advisor Diversified International Fund	Mutual Fund	**	2,250,926
American Century Equity Growth Investor Fund	Mutual Fund	**	1,742,806
American Century Heritage Investor Fund	Mutual Fund	**	825,636
Alliance Bernstein Growth Advisor Fund	Mutual Fund	**	2,682,050
Mainstay Small Cap Fund	Mutual Fund	**	757,952
Fidelity Advisor Equity Income Fund	Mutual Fund	**	1,831,242
Fidelity Advisor Leverage Co. Stock Fund	Mutual Fund	**	776,579
Fidelity Advisor Technology Fund	Mutual Fund	**	21,600
Fidelity Advisor Small-Cap Fund	Mutual Fund	**	408,287
Fidelity Advisor Short Fixed-Income Fund	Mutual Fund	**	1,230,059
Fidelity Advisor Stable Value Portfolio Fund	Mutual Fund	**	77,414
Fidelity Advisor Freedom 2010 Fund	Mutual Fund	**	5,337
Fidelity Advisor Freedom 2020 Fund	Mutual Fund	**	1,294
Fidelity Advisor Freedom 2030 Fund	Mutual Fund	**	5,772
Fidelity Advisor Freedom 2040 Fund	Mutual Fund	**	29,153
Fidelity Advisor Freedom 2015 Fund	Mutual Fund	**	112,182
Fidelity Advisor Freedom 2025 Fund	Mutual Fund	**	136,969
Fidelity Advisor Freedom 2035 Fund	Mutual Fund	**	1,008
Interest Bearing Cash	Cash & Cash Equivalents	**	54,926
Participant Loans	Participant Loans 5.25%-9.25%	0	131,346

			$15,395,688

**	Cost not necessary because participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABIOMED Retirement Savings Plan

	By:	ABIOMED, Inc. Plan Administrator
Date: June 29, 2007

	By:	/s/ Daniel J. Sutherby
Daniel J. Sutherby
Chief Financial Officer